March 28, 2008

Mr. Colm Kelleher
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

Dear Mr. Kelleher:

Item 303 of Regulation S-K requires you to discuss, in your Management's Discussion and Analysis, any known trends or any known demands, commitments, events or uncertainties you reasonably expect to have a material favorable or unfavorable impact on your results of operations, liquidity, and capital resources. We note that you reported a significant amount of asset-backed securities, loans carried at fair value or the lower of cost or market, and derivative assets and liabilities in your financial statements in your recent Form 10-K. Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, defines fair value, provides a framework for you to measure the fair value of your assets and liabilities, and requires you to provide certain disclosures about those measurements.

Fair value assumes the exchange of assets or liabilities in orderly transactions. Under SFAS 157, it is appropriate for you to consider actual market prices, or observable inputs, even when the market is less liquid than historical market volumes, unless those prices are the result of a forced liquidation or distress sale. Only when actual market prices, or relevant observable inputs, are not available is it appropriate for you to use unobservable inputs which reflect your assumptions of what market participants would use in pricing the asset or liability. Current market conditions may require you to use valuation models that require significant unobservable inputs for some of your assets and liabilities. As a consequence, as of December 1, 2007, you will classify these assets and liabilities as Level 3 measurements under SFAS 157.

In this letter, we highlight some disclosure matters relating to SFAS 157 that you may wish to consider as you prepare your Form 10-Q. Given the judgment you must apply in using unobservable inputs to determine the fair value of your assets and liabilities, your use of them can have a material effect on your results of operations, liquidity, and capital resources, where for example, the fair value you determined falls within a broad range.

If you conclude that your use of unobservable inputs is material, please disclose in your MD&A, in a manner most useful to your particular facts and circumstances, how you determined them and how the resulting fair value of your assets and liabilities and possible changes to those values, impacted or could impact your results of operations, liquidity, and capital resources. Depending on your circumstances, the following disclosure and discussion points may be relevant as you prepare your MD&A:

▪ The amount of assets and liabilities you measured using significant unobservable inputs (Level 3 assets and liabilities) as a percentage of the total assets and liabilities you measured at fair value.

▪ The amount and reason for any material increase or decrease in Level 3 assets and liabilities resulting from your transfer of assets and liabilities from, or into, Level 1 or Level 2.

▪ If you transferred a material amount of assets or liabilities into Level 3 during the period, a discussion of:

  ▪ the significant inputs that you no longer consider to be observable; and

  ▪ any material gain or loss you recognized on those assets or liabilities during the period, and, to the extent you exclude that amount from the realized/unrealized gains (losses) line item in the Level 3 reconciliation, the amount you excluded.

▪ With regard to Level 3 assets or liabilities, a discussion of, to the extent material:

  ▪ whether realized and unrealized gains (losses) affected your results of operations, liquidity or capital resources during the period, and if so, how;

  ▪ the reason for any material decline or increase in the fair values; and

  ▪ whether you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis for your views.

▪ The nature and type of assets underlying any asset-backed securities, for example, the types of loans (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

Regardless of how you have classified your assets and liabilities within the SFAS 157 hierarchy, if you have not already done so in your Form 10-K, consider providing the following additional information in your MD&A:

- A general description of the valuation techniques or models you used with regard to your material assets or liabilities. Consider describing any material changes you made during the reporting period to those techniques or models, why you made them, and, to the extent possible, the quantitative effect of those changes.

- To the extent material, a discussion of the extent to which, and how, you used or considered relevant market indices, for example ABX or CMBX, in applying the techniques or models you used to value your material assets or liabilities. Consider describing any material adjustments you made during the reporting period to the fair value of your assets or liabilities based on market indices and your reasons for making those adjustments.

- A discussion of how you validate the techniques or models you use. For example, you may wish to discuss whether and how often you calibrate the technique or models to market, back-test, or otherwise validate it.

- A discussion of how sensitive the fair value estimates for your material assets or liabilities are to the significant inputs the technique or model uses. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discussing how you developed the inputs you used in determining the range. You may wish to refer to Section V of FR-72 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" on Critical Accounting Estimates for guidance. FR-72 is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

- If material, a discussion of how increases and decreases in the aggregate fair value of your assets and liabilities may affect your liquidity and capital resources.

Please contact me at 202-551-3780 if you have any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant